NOTICE OF MEMBER ACTION TO BECOME EFFECTIVE ON OR ABOUT

DECEMBER 4, 2007

To the Members of China Natural Resources, Inc.:

NOTICE IS HEREBY GIVEN that holders of a majority of the issued and outstanding voting securities of China Natural Resources, Inc., a British Virgin Islands corporation (the “Company”), have approved and authorized the following corporate action:

(1)

The election of two Class III Directors, each to hold office until the annual meeting of members at which their successors are duly elected and qualified as hereinafter described; and

(2)

The ratification of GHP Horwath, P.C. as our independent registered public accounting firm for the fiscal year ending December 31, 2007.

The corporate action described in (1) and (2), above, will become effective on or about December 4, 2007, but not sooner than 20 days following the date that this Notice and the accompanying Information Statement are first mailed to our Members.

WE ARE NOT SOLICITING PROXIES AND WE REQUEST THAT YOU DO NOT SEND US A PROXY.

No action is required by you. The accompanying Information Statement is furnished only to inform our Members of the actions described before they take place. This Information Statement is first mailed to our Members on or about November 13, 2007.

We thank you for your continued interest in China Natural Resources, Inc.

By Order of the Board of Directors

Wong Wah On Edward
Corporate Secretary

Hong Kong

November 13, 2007

CHINA NATURAL RESOURCES, INC.

Room 2105

West Tower, Shun Tak Centre

200 Connaught Road C.

Sheung Wan, Hong Kong

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INFORMATION STATEMENT

FOR

2007 ANNUAL MEETING OF MEMBERS

—————————————————————

This Information Statement is being furnished to you by the Board of Directors of China Natural Resources, Inc. in connection with corporate action approved and authorized by holders of a majority of our outstanding common shares relating to our 2007 Annual Meeting of Members. The corporate actions described in this Information Statement will become effective on or about December 4, 2007 in accordance with the written consent of the holders of a majority of our issued and outstanding common shares, but no sooner than 20 days following the date that this Information Statement is first mailed to our Members.

The elimination of the need to hold an in-person 2007 Annual Meeting of Members to approve the election of two Class III Directors and to ratify the appointment of our independent registered public accounting firm is made possible by the laws of the British Virgin Islands, our Memorandum and Articles of Association and rules of The NASDAQ Stock Market applicable to foreign private issuers such as our company. The laws of the British Virgin Islands do not require that we hold an in-person annual meeting and our Memorandum and Articles of Association provide that the written consent of the holders of outstanding shares of voting capital stock having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and votes may be substituted for such an in-person meeting. In addition, The NASDAQ Stock Market does not require a foreign private issuer to hold an in-person annual meeting if the laws of the issuer’s home jurisdiction do not require that an in-person annual meeting be held. Our use of this Information Statement will relieve us of the expense of soliciting proxies and holding an “in-person” annual meeting of Members.

A copy of our Annual Report on Form 20-F, including audited consolidated financial statements for each of the three years ended December 31, 2006, accompanies this Information Statement.

This Information Statement is first being mailed on or about November 13, 2007 to Members of record on October 26, 2007, and is being delivered to inform you of the corporate actions described herein before they take effect. A list of Members as of the record date is available for examination by any Member for a proper purpose during normal business hours at our offices. No dissenter’s rights are afforded to our Members under the laws of the British Virgin Islands as a result of the adoption of these actions.

The entire cost of furnishing this Information Statement will be borne by us. We will request brokerage houses, nominees, custodians, fiduciaries and other like parties to forward this Information Statement to the beneficial owners of our voting securities held of record by them and we will reimburse such persons for out-of-pocket expenses incurred in forwarding such material.

CONVENTIONS

Unless otherwise specified, all references in this Information statement to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "RMB" or "Yuan" are to Renminbi Yuan, which is the lawful currency of the People's Republic of China ("China" or "PRC"). We maintain our accounts in Hong Kong Dollars. The accounts of our subsidiaries are maintained in either Hong Kong Dollars or Renminbi. Our consolidated financial statements are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange as quoted by the People's Bank of China (the "PBOC Rate") on December 31, 2006, which was approximately U.S.$1.00 = Rmb7.80. Translations from Hong Kong Dollars to U.S. Dollars have been made at the single rate of exchange as quoted by the Hong Kong and Shanghai Banking Corporation Limited on December 31, 2006, which was approximately US$1.00 = HK$7.80. The Renminbi is not freely convertible into foreign currencies and the quotation of exchange rates does not imply convertibility of Renminbi into U.S. Dollars or other currencies. All foreign exchange transactions take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us concerning the beneficial ownership of our common shares as of the October 26, 2007 record date:

•

each person known by us to be the owner of more than 5% of our outstanding common shares;

•

each of our directors and director nominees;

•

each of our executive officers; and

•

all executive officers and directors as a group.

As of the record date, there were 16,523,416 common shares outstanding. A person is deemed to be the beneficial owner of securities that can be acquired by such a person within 60 days from the record date upon exercise of options, warrants or convertible securities. Each beneficial owner's percentage of ownership is determined by assuming that options, warrants and convertible securities that are held by such a person (but not those held by any other person) and are exercisable within 60 days from the date hereof have been exercised. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. Unless otherwise indicated the address of each beneficial owner is Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong.

Except as otherwise indicated, the table does not give effect to the issuance of up to:

•

6,687,500 common shares in the event outstanding warrants are exercised (of which 4,500,000 warrants are currently exercisable or exercisable within 60 days from the record date); and/or

•

1,700,000 common shares issuable upon exercise of currently exercisable options.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	69.3%
Tam Cheuk Ho	350,000	(2)	2.1%
Wong Wah On Edward	400,000	(3)	2.4%
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Officers and directors as a group (six persons)	15,530,593	(4)	70.8%
Rosetta Stone Capital Limited P.O. Box 957 Road Town Tortola, British Virgin Islands	1,500,000	(5)	9.1%

———————

(1)

Shares are held in the name of Feishang Group Limited, a British Virgin Islands corporation that is wholly owned by Mr. Li. Includes 9,980,593 outstanding common shares, 4,500,000 common shares issuable upon exercise of currently exercisable warrants and 300,000 shares issuable upon exercise of currently exercisable options.

(2)

Consists of 150,000 outstanding common shares and 200,000 common shares issuable upon exercise of currently exercisable options.

(3)

Consists of 400,000 common shares issuable upon exercise of currently exercisable options.

(4)

Consists of 10,130,593 outstanding common shares, 4,500,000 shares issuable upon exercise of currently exercisable warrants and 900,000 common shares issuable upon exercise of currently exercisable options (see notes 1, 2 and 3).

(5)

Does not include 750,000 common shares issuable upon exercise of warrants that may not be exercised prior to August 24, 2008. As disclosed in a Schedule 13G filed on September 4, 2007, Rosetta Stone Capital Limited is owned 32.50% by Mr. Guozhong Xie, 29.17% by Keen View Investments Limited, 29.17% by Sun Fortune Investments Limited, 5.83% by Smartmind Investments Limited and 3.33% by Mr. Yuen Kin Lo. Mr. Guozhong Xie is the sole director of Rosetta Stone Capital Limited. Ms. Pan Pan Hui is the sole shareholder and director of Keen View Investments Limited, Ms. Yi Mei Liu is a controlling shareholder and director of Sun Fortune Investments Limited and Ms. Yunxiao Zhao is the sole shareholder and director of Smartmind Investments Limited.

OUR DIRECTORS AND EXECUTIVE OFFICERS

Board Members

Our Board of Directors is responsible for the overall management of our company. The Board of Directors is divided into three classes, designated Class I, Class II and Class III. The Board of Directors currently includes two Class I Directors, two Class II Directors, and two Class III Directors. The term of our Class I Directors expires immediately following our annual meeting of members in 2008, the term of our Class II Directors expires immediately following our annual meeting of members in 2009 and the term of our Class III Directors expires immediately following our annual meeting of members in 2007. The name, age and business experience of each of our directors is as follows:

Class I Directors

Li Feilie (age 41)

Chairman of the Board of Directors, President and Chief Executive Officer

Mr. Li Feilie was appointed as a director, Chief Executive Officer, Chairman of the Board and President of our company on February 3, 2006 following the consummation of the acquisition of Feishang Mining Holdings Limited ("FMH"). Mr. Li has served as a director of FMH since September 2004. Mr. Li served as the Chairman of Wuhu Feishang Mining Development Co. Limited, a wholly owned subsidiary of FMH, from June 2002 to June 2004. Mr. Li has been the chairman of Shenzhen Feishang Industrial Development Co. Ltd., Wuhu Feishang Industry Development Co. Ltd. and Wuhu Port Co. Ltd., companies beneficially owned by him, since June 2000, December 2001 and October 2002, respectively. He has also served as director of Pingxiang Iron & Steel Co. Ltd. since July 2003. From March 2002 to April 2004, Mr. Li served as the chairman of Fujian Dongbai (Group) Co. Ltd. Mr. Li graduated from the Economic Department of Peking University and was awarded a Master’s degree from the Graduate School of Peking University.

Ng Kin Sing (age 45)

Director

Mr. Ng Kin Sing has been a director and a member of our company's Audit Committee since November 22, 2004. He served as a director of China Resources Development, Inc., a Nevada company which is a predecessor of our company ("China Development"), from February 1, 1999 until completion of a merger by which we changed our domicile to the British Virgin Islands (the “Redomicile Merger”), and as a member of its audit committee. From

April 1998 to the present, Mr. Ng has been the managing director of Action Plan Limited, a securities investment company. From November 1995 until March 1998, Mr. Ng was sales and dealing director for NatWest Markets (Asia) Limited; and from May 1985 until October 1996, he was the dealing director of BZW Asia Limited, an international securities brokerage house. Mr. Ng holds a Bachelor’s degree in Business Administration from the Chinese University of Hong Kong.

Class II Directors

Lam Kwan Sing (age 38)

Director

Mr. Lam Kwan Sing has been a director and a member of our company's Audit Committee since November 22, 2004. He served as a director of China Development from March 20, 2003 until completion of the Redomicile Merger, and as a member of its audit committee. From 2002 to the present, Mr. Lam has been the executive director of Pacific Challenge Holdings Limited, a Hong Kong listed company, where he is responsible for the overall corporate finance and accounting operations. From 2000 to 2002, Mr. Lam was the business development manager of China Development Corporation Limited, a Hong Kong listed company. From 1997 to 2000, he was the business development manager of Chung Hwa Development Holdings Limited, a Hong Kong listed company. From 1995 to 1997, Mr. Lam was the assistant manager (Intermediaries supervision) of the Hong Kong Securities and Futures Commission. Mr. Lam holds a Bachelor’s degree in Accountancy from the City University of Hong Kong.

Yip Wing Hang (age 40)

Director

Mr. Yip Wing Hang has been a director and a member of our company's Audit Committee since June 26, 2006. From February 2002 to the present, Mr. Yip has been the marketing director of Hantec Investment Consultant Limited responsible for its wealth management business. From May 1997 to February 2002, Mr. Yip was the senior manager of CCIC Finance Limited. Mr. Yip holds a Bachelor’s degree in International Business Studies from the City University of Hong Kong. He also holds a Masters degree in Accounting and Finance from the Lancaster University, UK.

Class III Directors

Tam Cheuk Ho (age 45)

Director and Chief Financial Officer

Mr. Tam Cheuk Ho has served as a director of our company since December 23, 1993, and as its Chief Financial Officer since November 22, 2004. He served as the Chief Financial Officer and a director of China Development from December 2, 1994 until completion of the Redomicile Merger. From July 1984 through January 1992, he worked as an Audit Manager at Ernst & Young, Hong Kong, and from February 1992 through September 1992 as Financial Controller at Tack Hsin Holdings Limited, a listed company in Hong Kong, where he was responsible for accounting and financial functions. From October 1992, through December 1994, Mr. Tam was Finance Director of Hong Wah (Holdings) Limited. He is a fellow of both the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants) and the Chartered Association of Certified Accountants. He is also a certified public accountant (practicing) in Hong Kong. He holds a Bachelor's degree in Business Administration from the Chinese University of Hong Kong. Mr. Tam is also a director of Anka Capital Limited, a privately held corporation.

Wong Wah On Edward (age 44)

Director, Secretary and Financial Controller

Mr. Wong Wah On Edward has been a director of our company since January 25, 1999, our Secretary since February 1, 1999 and our Financial Controller since November 22, 2004. He served as Financial Secretary, Financial Controller and a director of China Development from December 30, 1997 until completion of the Redomicile Merger. He is responsible for assisting our Chief Financial Officer with our treasury, accounting and secretarial functions. From October 1992 through December 1994, Mr. Wong was the Deputy Finance Director of Hong Wah (Holdings) Limited. From July 1988 through October 1992, he was an audit supervisor at Ernst & Young, Hong Kong. Mr. Wong is also a director of Anka Capital Limited, a privately held corporation. He received a professional diploma in Company

Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow of both the Chartered Association of Certified Accountants and the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants), and an associate of the Institute of Chartered Secretaries and Administrators. He is also a certified public accountant (practicing) in Hong Kong.

Our officers are elected annually at the Board of Directors meeting following each annual meeting of members, and hold office until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal.

Meetings of the Board of Directors

During the year ended December 31, 2006, our Board of Directors held five meetings. Each member of the board participated in each meeting of the board.

Fees to Members of the Board of Directors

Commencing July 1, 2006, we pay our independent directors a monthly directors’ fee equal to HK$5,000. We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We will reimburse out-of-pocket expenses incurred by directors in attending board and committee meetings.

CORPORATE GOVERNANCE MATTERS

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee.

Audit Committee

Our Audit Committee, whose members currently consist of Yip Wing Hang, Lam Kwan Sing and Ng Kin Sing, is principally responsible for ensuring the accuracy and effectiveness of the annual audit of the financial statements. The duties of the Audit Committee include, but are not limited to:

•

appointing and supervising our independent registered public accounting firm;

•

assessing the organization and scope of the Company’s internal audit function;

•

reviewing the scope of audits to be conducted, as well as the results thereof;

•

approving audit and non-audit services provided to us by our independent registered public accounting firm; and

•

overseeing our financial reporting activities, including our internal controls and procedures and the accounting standards and principles applied.

Each member of the Audit Committee is an “independent” director, as such term is used in Section 10A(m)(3) of the Exchange Act and NASDAQ Marketplace Rule 4200(a)(15).

Our Audit Committee held a total of two meetings during fiscal 2006, which were attended by all of the Committee’s then current members.

A copy of the Amended and Restated Charter of the Audit Committee is attached as Appendix A to this Information Statement.

Audit Committee Financial Expert

In general, an "audit committee financial expert" within the meaning of Item 407 of Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act"), is an individual member of the Audit Committee who:

•

understands generally accepted accounting principles and financial statements,

•

is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

•

has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements,

•

understands internal controls over financial reporting, and

•

understands audit committee functions.

An “audit committee financial expert” may acquire the foregoing attributes through:

•

education and experience as a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions;

•

experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions; experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or,

•

other relevant experience.

Our Board of Directors has determined that Mr. Yip Wing Hang and Mr. Lam Kwan Sing are each an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K.

Audit Committee Report

The following statement made by our Audit Committee shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, and shall not otherwise be deemed filed under either of those acts.

The Audit Committee reviews our financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the system of internal controls.

Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee also discussed with the independent registered public accounting firm matters required to be discussed by auditing standards generally accepted in the United States.

In addition, the Audit Committee has discussed with the independent registered public accounting firm their independence from our company and its management, and has received the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by Statement of Accounting Standards (SAS) 61.

The Audit Committee also discussed with our independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm with and without management present, to discuss the results of their examinations, the evaluations of our internal controls, and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that our audited consolidated financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2006 for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Board of Directors:

/s/ Ng Kin Sing
/s/ Lam Kwan Sing
/s/ Yip Wing Hang

Nominating and Corporate Governance Committee; Member Nominees for Director

Our Board of Directors has established a Nominating and Corporate Governance Committee that operates pursuant to a written charter. The current members of the Nominating and Corporate Governance Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Nominating and Corporate Governance Committee is an "independent" director, as such term is used in NASDAQ Marketplace Rule 4200(a)(15).

The Nominating and Corporate Governance Committee is responsible for providing oversight on a broad range of issues surrounding the composition and operation of our Board of Directors. In particular, the responsibilities of the Nominating and Corporate Governance Committee include:

•

identifying individuals qualified to become members of the Board of Directors;

•

recommending to the Board of Directors nominees for election to the Board;

•

reviewing corporate governance principles applicable to us and recommending corporate governance principles to the Board of Directors;

•

administering our Code of Ethics, investigating alleged violations of the Code and recommending action to the Board of Directors;

•

confirming that at least one Audit Committee member is an "audit committee financial expert" within the meaning of regulatory requirements; and

•

carrying out such other duties and responsibilities as may be determined by the Board of Directors.

The Nominating and Corporate Governance Committee is required to meet at least once annually, and more frequently if the committee deems it to be appropriate. The committee may delegate authority to one or more members of the committee; provided that any decisions made pursuant to such delegated authority are promptly communicated to all other committee members. The Nominating and Corporate Governance Committee met on one occasion during the year ended December 31, 2006.

The Nominating and Corporate Governance Committee will consider candidates for directors proposed by Members, although no formal procedures for submitting the names of candidates for inclusion on management's slate of director nominees have yet been adopted. Until otherwise determined by the Nominating and Corporate Governance Committee, a member who wishes to submit the name of a candidate to be considered for inclusion on management's slate of nominees at the next annual meeting of members must notify our Corporate Secretary, in writing, no later than June 30 of the year in question of its desire to submit the name of a director nominee for consideration. The written notice must include information about each proposed nominee, including name, age, business address, principal occupation, telephone number, shares beneficially owned and a statement describing why inclusion of the candidate would be in our best interests. The notice must also include the proposing member's name and address, as well as the number of shares beneficially owned. A statement from the candidate must also be furnished, indicating the candidate's desire and ability to serve as a director. Adherence to these procedures is a prerequisite to the Board's consideration of the member's candidate. Once a candidate has been identified, the Nominating and Corporate Governance Committee reviews the individual's experience and background, and may discuss the proposed nominee with the source of the recommendation. If the Nominating and Corporate Governance Committee believes it to be appropriate, committee members may meet with the proposed nominee before making a final determination whether to include the proposed nominee as a member of management's slate of director nominees to be submitted for election to the Board.

There were no Member recommendations for nomination to the Board of Directors in connection with the 2007 Annual Meeting of Members. There are two Class III Director nominees who will be elected by the written consent of the holders of a majority of our outstanding voting securities as described herein, each of whom is an incumbent director standing for reelection.

A copy of the Charter of the Nominating and Corporate Governance Committee is attached as Appendix B to this Information Statement.

Compensation Committee

Our Board of Directors has established a Compensation Committee that operates pursuant to a written charter. The current members of the Compensation Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Compensation Committee is an "independent" director, as such term is used in NASDAQ Marketplace Rule 4200(a)(15).

The Compensation Committee is responsible for:

•

Formulating corporate goals and objectives relevant to compensation payable to the CEO and other executive officers;

•

Evaluating the performance of the CEO and other executive officers in light of these goals and objectives;

•

Recommending to the Board for its adoption and approval, compensation payable to the CEO and other executive officers, including (a) annual base salary level, (b) annual incentive opportunity level, (c) long-term incentive opportunity level, (d) employment agreements, severance arrangements, and change in control agreement/provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits;

•

Administering and supervising the Company’s incentive compensation plans, including equity compensation plans;

•

Recommending to the Board for its adoption and approval, awards to be made under the Company’s incentive compensation plans, including equity compensation plans; and

•

Generally supporting the Board of Directors in carrying out its overall responsibilities relating to executive compensation.

The Compensation Committee is required to meet at least once annually, and more frequently if the committee deems it to be appropriate. The committee may delegate authority to one or more members of the committee; provided that any decisions made pursuant to such delegated authority are promptly communicated to all other committee members. The Compensation Committee was formed during October 2007 and did not meet during the 2006 fiscal year.

A copy of the Charter of the Compensation Committee is attached as Appendix C to this Information Statement.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee during the last completed fiscal year (a) was an officer or employee of China Natural Resources or any of its subsidiaries, (b) was formerly an officer or employee of China Natural Resources or any of its subsidiaries, or, (c) had any relationship requiring disclosure by China Natural Resources under any paragraph of Item 404 of Regulation S-K.

Member Communications with our Board of Directors

We have established an informal process for Members to send communications to members of our Board of Directors. Members who wish to contact the Board of Directors or any of its members may do so by writing to them, c/o China Natural Resources, Inc., Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong. Correspondence directed to an individual Board member is referred, unopened, to that Board member. Correspondence not directed to a particular Board member is referred, unopened, to the Chairman of the Board, for reviewing and forwarding to the appropriate person.

Attendance at Annual Meeting of Members

We have not adopted a formal policy on Board members’ attendance at in-person annual meetings of Members, although all Board members are encouraged to attend in-person meetings.

NASDAQ Requirements

Our common shares are currently listed on The NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by The NASDAQ Stock Market as being applicable to listed companies. NASDAQ has adopted, and from time-to-time adopts, amendments to its Marketplace Rule 4350 to impose various corporate governance requirements on listed securities. Section (a)(1) of Marketplace Rule 4350 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Marketplace Rule 4350, but, as to the balance of Marketplace Rule 4350, foreign private issuers are not required to comply if the laws of their home jurisdiction do not otherwise require compliance.

We currently comply with the specifically mandated provisions of Marketplace Rule 4350. In addition, we have elected to voluntarily comply with certain other requirements of Marketplace Rule 4350, notwithstanding that our home jurisdiction does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of Marketplace Rule 4350. However, we have determined not to comply with the following provisions of Marketplace Rule 4350 since the laws of the British Virgin Islands do not require compliance:

•

a majority of our Directors are not independent within the meaning of NASDAQ rules;

•

our independent directors do not hold regularly scheduled meetings in executive session;

•

we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an in-person annual meeting;

•

the compensation of our executive officers is recommended but not determined by an independent committee of the Board or by the independent members of the Board of Directors, and our CEO may be present in the deliberations concerning his compensation;

•

related party transactions are not required to be reviewed and we are not required to solicit member approval of stock plans, including: those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person; and

•

we are not required to participate in an electronic link with a specified registered depository in connection with any direct registration program that we may establish in the future.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Marketplace Rule 4350.

Code of Ethics

A Code of Ethics is a written standard designed to deter wrongdoing and to promote:

•

honest and ethical conduct,

•

full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements,

•

compliance with applicable laws, rules and regulations,

•

the prompt reporting of any violation of the code, and

•

accountability for adherence to the Code of Ethics.

We have adopted a Code of Ethics applicable to all of our employees, and additional provisions that apply only to our Chief Executive Officer, principal financial and accounting officers and persons performing similar functions. A copy of our Code of Ethics may be obtained, without charge, upon written request addressed to the attention of our Secretary, Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong.

Section 16(a) Beneficial Ownership Reporting Compliance

We are a foreign private issuer under Federal securities laws. As a result, our directors, officers, or members are not required to file beneficial ownership reports under Section 16 of the Exchange Act.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the amount of compensation that was paid, earned and/or accrued during the fiscal year ended December 31, 2006, to each of our executive officers and directors.

Name	Compensation (US$)*

Li Feilie **	—
Ching Lung Po***	$ 2,564
Tam Cheuk Ho	$141,026
Wong Wah On Edward	$102,564
Lam Kwan Sing	$ 3,846
Ng Kin Sing	$ 3,846
Yip Wing Hang	$ 3,846

———————

*

Each of the named individuals is eligible to participate in the Company’s equity compensation plan. No awards were made under the plan during 2006.

**

Mr. Li assumed the duties of President and Chief Executive Officer in February 2006.

***

Mr. Ching resigned from the Company in February 2006. Upon his resignation, the prior Service Agreement with Mr. Ching terminated.

On February 1, 1999, we entered into an Employment Agreement with Tam Cheuk Ho. In accordance with the terms of the Employment Agreement, Mr. Tam is employed by us as our Chief Financial Officer and to perform such duties as the Board of Directors from time to time determines. Mr. Tam receives a base salary of HK$1,800,000 (US$230,769) annually, which base salary is adjusted on each anniversary of the Employment Agreement to reflect a change in the applicable consumer price index or such greater amount as our Board of Directors may determine. The initial two-year term of the Employment Agreement has expired, and the term of the agreement continues to automatically renew each year, until terminated as provided therein. On March 1, 2006, we entered into a Supplemental Employment Agreement with Tam Cheuk Ho, reducing his base salary to HK$960,000 (US$123,077) per annum with all other terms of the Employment Agreement remaining in full force and effect.

On February 1, 1999, we entered into an Employment Agreement with Wong Wah On Edward. In accordance with the terms of the Employment Agreement, Mr. Wong is employed by us as our Financial Controller and Corporate Secretary, to perform such duties as the Board of Directors from time to time determines. Mr. Wong receives a base salary of HK$1,200,000 (US$153,846) annually, which base salary is adjusted on each anniversary of the Employment Agreement to reflect a change in the applicable consumer price index or such greater amount as our Board of Directors may determine. The initial two-year term of the Employment Agreement has expired, and the agreement continues to automatically renew each year, until terminated as provided therein. On March 1, 2006, we entered into a Supplemental Employment Agreement with Wong Wah On Edward, reducing his base salary to HK$720,000 (US$92,308) per annum with all other terms of the Employment Agreement remaining in full force and effect.

We have no other employment contracts with any of our officers or directors and maintain no retirement, fringe benefit or similar plans for the benefit of our officers or directors. We may, however, enter into employment contracts with our officers and key employees, adopt various benefit plans and begin paying compensation to our officers and directors as we deem appropriate to attract and retain the services of such persons.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2006:

	(a) Number of Securities to be Issued Upon Exercise of Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plan (excluding securities reflected in column a)
Equity Compensation Plan Approved by Security Holders
2003 Equity Compensation Plan	-0-	N/A	2,807,104
Equity Compensation Plans Not Approved by Security Holders	-0-	-0-	-0-

Stock Option Plan

We have adopted the 2003 Equity Compensation Plan. The purposes of the plan are to:

•

Encourage ownership of our common shares by our officers, directors , employees and advisors;

•

Provide additional inventive for them to promote our success and our business; and

•

Encourage them to remain in our employ by providing them with the opportunity to benefit from any appreciation of our common shares.

A brief description of plan is as follows:

On December 18, 2003, our members approved and adopted the 2003 Equity Compensation Plan (the “2003 Plan”). The 2003 Plan allows the Board to grant various incentive equity awards not limited to stock options. We have reserved a number of common shares equal to 20% of the issued and outstanding common shares of our company, from time-to-time, for issuance pursuant to options granted (“Plan Options”) or for restricted stock awarded (“Stock Grants”) under the 2003 Plan. Stock Appreciation Rights may be granted as a means of allowing participants to pay the exercise price of Plan Options. Stock Grants may be made upon such terms and conditions as the Board or Committee designated by the Board determines. Stock Grants may include deferred stock awards under which receipt of Stock Grants is deferred, with vesting to occur upon such terms and conditions as the Board or Committee determines.

The 2003 Plan is administered by the Board of Directors or a Committee designated by the Board. The Board or Committee will determine, from time to time, those of our officers, directors, employees and consultants to whom Stock Grants and Plan Options will be granted, the terms and provisions of the respective Stock Grants and Plan Options, the dates such Plan Options will become exercisable, the number of shares subject to each Plan Option, the purchase price of such shares and the form of payment of such purchase price. Plan Options and Stock Grants will be awarded based upon the fair market value of our common stock at the time of the award. All questions relating to the administration of the 2003 Plan, and the interpretation of the provisions thereof are to be resolved at the sole discretion of the Board or Committee.

Options granted under the 2003 may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified options. The exercise price of incentive stock options may not be less than 100% of the fair market value of the underlying shares as of the date of grant. The exercise price of non-qualified options may not be less than 85% of the fair market value of the underlying shares as of the date of grant.

The 2003 Plan terminates on December 18, 2013. During the year ended December 31, 2006, no awards were made under the 2003 Plan. A total of 2,807,104 shares were available for grant as of December 31, 2006. On August 1, 2007, three-year options to purchase 2,300,000 common shares, at an exercise price of $8.51 per share, were awarded under the 2003 Plan (of which options to purchase 600,000 common shares had been exercised as of October 26, 2007), including the following options awarded to executive officers and directors.

Name	Number of Common Shares Subject to Options

Li Feilie	300,000
Tam Cheuk Ho	400,000
Wong Wah On Edward	400,000

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 1, 2000, the Company and Anka Consultants Limited (“Anka”), a private Hong Kong company that is owned by certain directors of the Company, entered into an office sharing agreement, based upon which the Company’s head office in Hong Kong is shared on an equal basis between the two parties. The office sharing agreement also provides that the Company and Anka shall share certain costs and expenses in connection with its use of the office. For the years ended December 31, 2004, 2005 and 2006, the Company paid rental expenses to Anka Consultants Limited amounted to RMB232,000 (US$30,000), RMB211,000 (US$27,000) and RMB226,000 (US$29,000), respectively.

On February 3, 2006 the Company consummated the acquisition of all of the issued and outstanding capital stock of FMH from Feishang Group Limited (the “Shareholder”), a British Virgin Islands company, the former owner of all of the issued and outstanding common stock of FMH. Mr. Li Feilie, our President, Chief Executive Officer and Chairman is the sole beneficial owner of the Shareholder.

Amounts due from related companies and to and from a shareholder are as follows:

	December 31,
	2005	2006	2006
	RMB	RMB	US$
Due from a related company:
Anhui Xinke New Materials Co. Ltd. (“Xinke”) (a)	20,503	—	—

Due to a related company:
Wuhu Feishang Non-Metal Material Co. Ltd. (“WFNM”) (b)	6,476	3,444	441

Due to a director:
Mr. Li Feilie (c)	23,644	8,594	1,102

Transactions with related companies are summarized as follows:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

Sales of finished goods to Wuhu Feishang Non-Metal Material Co. Ltd. (“WFNM”)	428,000	—	—
Sales of finished goods to Pingxiang Iron and Steel Co. Ltd. (“Pingxiang”)	57,000	—	—
Purchases of raw materials from WFNM	82,000	—	—
Sale of property and equipment to WFNM	8,050,000	—	—
Expenses paid on behalf of WFNM	2,670,000	1,809,000	3,032,000
Interest income earned from Anhui Xinke New Material Co. Ltd. (“Xinke”)	—	503,000	—
Interest income received from Xinke	—	447,000	—

———————

(a)

On February 23, 2005, the Company advanced RMB20,000,000 to Xinke. The balance increased to RMB20,503,000 at December 31, 2005 due to the accrual of interest income. On January 27, 2006, the balance was offset against dividends payable to Mr. Li Feilie.

(b)

At December 31, 2004, WFNM owed WFM RMB11,122,000, and through November 30, 2005, WFM made additional advances of RMB8,140,000 (including expenses paid on behalf of WFNM of RMB1,810,000) to WFNM and WFNM paid expenses of RMB623,000 on behalf of WFM. Also at December 31, 2004, WFM owed Wuhu Feishang Enterprise Development Limited (“WFE”) RMB25,115,000. WFNM’s obligation to WFM was assumed by WFE. On November 30, 2005, WFM and WFE agreed to offset RMB25,182,000, resulting in WFM, owing WFNM RMB6,476,000 at December 31, 2005. During the year ended December 31, 2006, WFNM paid expenses of RMB2,032,000 on behalf of WFM and advanced RMB1,000,000, resulting in WFM owing WFNM RMB3,444,000 at December 31, 2006. These advances are interest free, unsecured and are due on demand.

(c)

The amount due to a director represents advances made by Mr. Li Feilie to the Company and expenses he paid on behalf of the Company of RMB431,000 and RMB11,213,000 in 2004 and 2005, respectively. During the year ended December 31, 2006, RMB14,899,000 was repaid and an additional advance of RMB759,000 was made.

Xinke, WFNM and Pingxiang are controlled by Mr. Li Feilie who is also a director and beneficial shareholder of the Company.

The balance with Xinke was unsecured, bore interest at 5.22% per annum and was repaid in March 2006 by offset against dividends payable to Mr. Li Felie. The balances with the other related companies and director are unsecured, interest-free and are repayable on demand.

MATTERS APPROVED AND AUTHORIZED BY A MAJORITY OF MEMBERS

On November 1, 2007, Feishang Group Limited, holder of 9,980,593, or approximately 62.7%, of our outstanding common shares (the “Majority Member”), executed a written consent in lieu of meeting our members to (a) elect Tam Cheuk Ho and Wong Wah On Edward as Class III Directors and (b) ratify the appointment of GHP Horwath, P.C. as our independent registered public accounting firm for the year ending December 31, 2007. Mr. Li Feilie, our President, Chief Executive Officer and Chairman, is the beneficial owner of the Majority Member. The written consent provides that it is to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members.

ELECTION OF CLASS III DIRECTORS

Members of each class of our Board of Directors are elected to serve for a three-year term. The three-year terms of the members of each class are staggered, so that each year the members of a different class are due to be elected at the annual meeting. Each director is to hold office for a three-year term expiring immediately following the annual meeting of members held three years following the annual meeting at which he or she was elected. However, at our first annual meeting of members on December 31, 2004 following our redomicile to the British Virgin Islands, the Class I Directors elected at that meeting held office for a one-year term, the Class II Directors hold office for a two-year term and the Class III Directors hold office for a three-year term. The following table reflects the current expiration date of the various classes of Director:

Class of Director	Current Expiration of Term

Class I	Immediately Following the 2008 Annual Meeting of Members
Class II	Immediately Following the 2009 Annual Meeting of Members
Class III	Immediately Following the 2007 Annual Meeting of Members

As noted above, the Majority Member has executed a written consent in lieu of meeting to elect Tam Cheuk Ho and Wong Wah On Edward as Class III directors for three-year terms that are to expire immediately following the 2010 Annual Meeting of Members. The biographies of the Class III Director-nominees are included elsewhere in this Information Statement.

Resolution Adopted

The Majority Member has adopted the following resolution, to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members:

RESOLVED, that Tam Cheuk Ho and Wong Wah On Edward are hereby elected as Class III Directors, to serve as such until immediately following the annual meeting of members to take place three years from the effective date of this resolution, and until their successors are duly elected and qualified.

RATIFICATION OF THE APPOINTMENT OF GHP HORWATH, P.C. AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our independent registered public accounting firm for the fiscal year ended December 31, 2006 was GHP Horwath, P.C. The Audit Committee of the Board of Directors has selected and approved GHP Horwath, P.C. to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2007. Holders of a majority of our outstanding common shares have ratified the appointment of GHP Horwath, P.C. to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2007.

Fees to Horwath GHP Horwath, P.C.

The following table shows the fees that we paid or expect to pay for the audit and other services provided by GHP Horwath, P.C. for the fiscal years 2005 and 2006.

	Fiscal 2005	Fiscal 2006

Audit Fees	$70,000	$135,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$70,000	$135,000

Audit Fees — This category includes the audit of our annual financial statements and services that are normally provided by the independent registered public accounting firm in connection with engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.

Audit-Related Fees — This category consists of assurance and related services by the independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The services for the fees disclosed under this category include consultation regarding our correspondence with the SEC and other accounting consulting.

Tax Fees — This category consists of professional services rendered by GHP Horwath, P.C. for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by GHP Horwath, P.C., the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to GHP Horwath, P.C. with respect to fiscal year 2006 were pre-approved by the Audit Committee.

Resolution Adopted

The Majority Member has adopted the following resolution, to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members:

RESOLVED, that the appointment of GHP Horwath, P.C., as independent registered public accounting firm for the fiscal year ending December 31, 2007 is hereby confirmed and ratified.

MEMBER PROPOSALS

Proposals of Members that are intended to be presented by such members at the annual meeting of members to be held in 2007 must be received by us no later than June 30, 2008, in order to have them included in the proxy statement and form of proxy relating to that meeting. We are not obligated to include a member proposal in our proxy statement except to the extent required by applicable law.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our Information Statement and 2006 annual report may have been sent to multiple members in your household. We will promptly deliver a separate copy of either document to you if you write us c/o Corporate Secretary, Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road C., Sheung Wan, Hong Kong. If you want to receive separate copies of the Information Statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address.

ANNUAL REPORT ON FORM 20-F

A copy of our Annual Report on Form 20-F, including audited consolidated financial statements for each of the three years ended December 31, 2006 accompanies this Information Statement.

APPENDIX A

CHINA NATURAL RESOURCES, INC.

AMENDED AND RESTATED CHARTER OF THE AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS

(as of November 1, 2007)

A.

Purpose

The Audit Committee (the “Committee”) of China Natural Resources, Inc. (the “Company”) is formed to assist the Board of Directors in fulfilling its oversight responsibilities by:

•

reviewing the financial information that is provided to members and others;

•

reviewing the systems of internal controls that management and the Board have established;

•

appointing and retaining and overseeing the performance of the Company’s independent registered public accounting firm (the “independent auditors”); and

•

overseeing the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements.

B.

Composition and Process

The Committee shall consist of at least three directors, each of whom shall satisfy the independence requirements of the Securities and Exchange Commission (“SEC”) and The Nasdaq Stock Exchange or other self-regulatory authority having primary jurisdiction over the Company (the “Principal Exchange”). Committee members shall be appointed by the Board; Committee members may be removed by the Board; and vacancies may be filled by the Board (and shall be filled by the Board to meet the minimum constituency requirement set forth in the preceding sentence). The Board shall designate, and may remove and replace, a Committee Chairperson.

Each member of the Committee shall be financially literate, as determined by the Company’s Board of Directors in the exercise of its reasonable business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Committee. In addition, at least one member of the Committee shall have employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight. At least one member of the committee shall be an “audit committee financial expert,” within the meaning of SEC rules and regulations.

The Committee shall meet at least twice per year or more frequently as circumstances require. The Committee shall meet periodically with management, the head of the Company’s internal audit department, if any, and the independent auditor in separate sessions.

C.

Relationship with Independent Registered Public Accountants

The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors (including resolution of disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The Company’s independent auditors shall report directly to the Committee.

The Committee shall pre-approve all permissible non-audit services and all audit, review or attest engagements required under the securities laws (including the fees and terms thereof) to be performed for the Company by its independent auditor; provided, however, that de-minimus non-audit services may instead be approved in accordance with applicable SEC rules. The Committee may delegate to the Chair of the Committee or to a subcommittee the authority to grant pre-approvals of audit and permissible non-audit services, provided that the decisions of such Chair or subcommittee shall be presented to the full Committee at its next scheduled meeting.

D.

Primary Responsibilities

The Committee shall:

1.

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

2.

Meet and review and discuss with management and the independent auditor, annual financial statements and any interim financial statements prepared by the Company, including the Company’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in such reports, and recommend to the Board whether the audited financial statements should be included in the Company’s Annual Report on Form 20-F.

3.

Review major issues regarding accounting principles and financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies.

4.

As, when and to the extent that the Company becomes obligated under rules and regulations of the SEC, the Principal Exchange or other regulatory body with jurisdiction over the Company to provide an internal controls report, to review and discuss with management and the independent auditor the Company’s internal controls report and the independent auditor’s attestation of the report prior to the filing of the Company’s Annual Report on Form 20-F.

5.

Review analyses prepared by management or the independent auditor of significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the effects of alternative generally accepted accounting principles (“GAAP”) methods on the Company’s financial statements.

6.

Review and discuss all reports provided by the independent auditor on:

(a)

critical accounting policies and practices to be used;

(b)

alternative treatments within GAAP for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditor; and

(c)

other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

7.

Review the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company’s financial statements.

8.

Discuss with management the Company’s earnings press releases as well as financial information and earnings guidance provided to analysts and rating agencies, if any; provided, however, that any such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made), and the Committee need not discuss in advance each earnings release or each instance in which the Company may provide earnings guidance.

9.

Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any problems or difficulties the auditor may have encountered in the course of the audit work and management’s response, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

10.

Discuss with management the Company’s major financial risks and exposures and the steps management has taken to monitor and control such risks and exposures, including the Company’s policies with respect to risk assessment and risk management.

11.

Review disclosures made to the Committee by the Company’s chief executive officer and chief financial officer during their certification process for the Annual Report on Form 20-F and any interim financial reports about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting and any reported fraud involving management or other employees who have a significant role in the Company’s internal control over financial reporting.

12.

At least annually, evaluate the qualifications, performance and independence of the independent auditor, including assessing whether all relationships between the independent auditor and the Company and the provision of permitted non-audit services are compatible with maintaining the auditor’s independence. In connection with its evaluation, the Committee shall obtain and review a report by the independent auditor regarding its internal quality control procedures and consider whether such quality controls are adequate.

13.

Meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit.

14.

Set hiring policies for employees or former employees of the Company’s independent auditor.

15.

Discuss with the independent auditor and management, the internal audit department staffing and responsibilities and any recommended changes thereto.

16.

Establish and review periodically procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

17.

Review with the Company’s counsel legal matters that may have a material impact on the Company’s financial statements, the Company’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

18.

Review and approve the Company’s policies and procedures with respect to related persons transactions and perform the responsibilities assigned to the Committee as set forth therein.

19.

Fulfill such other duties and responsibilities as may be assigned to the Committee, from time to time, by the Board or the Chairman of the Board, or as may be required by law or regulation.

While the Committee has the responsibilities and authority set forth in this Charter, it is not the duty of the Committee to plan or conduct audits of the Company’s financial statements or of its internal control over financial reporting or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor.

E.

Charter

The Committee shall review and reassess the adequacy of this Charter annually, and recommend to the Board any additions and/or modifications deemed necessary or appropriate. The Company is a “foreign private issuer” as defined in Rule 405 of the Securities Act of 1933, as amended, and, accordingly, is excused from compliance with certain corporate governance requirements imposed by self-regulatory authorities including the Principal Exchange. Accordingly, in connection with its annual review and reassessment of this Charter, the Committee shall determine whether it is appropriate to modify the Charter to reflect (1) cessation of the Company’s status as a foreign private issuer, (2) changes in rules and regulatory requirements applicable to foreign private issuers and/or (3) voluntary compliance by the Company with requirements not otherwise applicable to foreign private issuers.

F.

Enabling Provision

The Committee shall have the authority to engage (and terminate and/or replace) independent counsel and other consultants and/or advisors, as it determines necessary to carry out its duties. The Committee may conduct or authorize investigations into any matters within the scope of its responsibilities and may meet with any employees of the Company or any third parties it deems necessary in connection with such investigations. The Company shall provide for appropriate funding, as determined by the Committee, for the payment of: compensation to counsel and other advisors engaged by the Committee; compensation to the independent auditor, and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

APPENDIX B

CHINA NATURAL RESOURCES, INC.

AMENDED AND RESTATED CHARTER OF THE NOMINATING AND

CORPORATE GOVERNANCE COMMITTEE OF

THE BOARD OF DIRECTORS

(as of November 1, 2007)

I.

Purpose

The Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors of China Natural Resources, Inc. (the “Company”) is formed to:

•

Identify and evaluate individuals qualified to become members of the Board;

•

Recommend director nominees to the Board for election by the Company’s members (“Members”) at the annual meeting of Members;

•

Formulate and recommend to the Board for adoption and approval, a set of corporate governance principles applicable to the Company; and

•

Periodically review such corporate governance principles as are approved and adopted by the Board and recommend that the Board adopt such changes as the Committee deems appropriate.

II.

Composition and Process

The Committee shall consist of at least three directors, each of whom shall satisfy the independence requirements of The Nasdaq Stock Exchange or other self-regulatory authority having primary jurisdiction over the Company (the “Principal Exchange”). Committee members shall be appointed by the Board; Committee members may be removed by the Board; and vacancies may be filled by the Board (and shall be filled by the Board to meet the minimum constituency requirement set forth in the preceding sentence). The Board shall designate, and may remove and replace, a Committee Chairperson.

The Committee shall meet at least annually, and more frequently as determined by the Committee. The Committee may delegate authority to one or more Committee members provided that decisions made pursuant to that delegated authority shall be promptly communicated to the entire Committee.

III.

Responsibilities

In discharging its responsibilities:

A.

Identification and Recommendation of Director Nominees – The Committee shall:

(1)

Formulate and recommend that the Board adopt and approve policies and procedures to identify candidates to be recommended to the Board for nomination as directors, including such policies as the Committee shall determine with respect to the nomination of directors by Members;

(2)

Identify and evaluate the qualifications of individuals to serve on the Board, including (a) individuals identified by the Committee, (b) incumbent directors, (c) individuals identified by search firms engaged by the Committee, (d) individuals recommended by Members in accordance with (i) applicable laws, rules or regulations, (ii) the Company’s Memorandum and Articles of Association, as amended, or (iii) policies formulated by the Committee and adopted by the Board pursuant to this Charter;

(3)

Confirm that director nominee candidates satisfy applicable independence requirements, and that at least one director nominee is an “audit committee financial expert” within the meaning of applicable law;

(4)

Recommend director nominees to the Board for election by the Company’s Members at the annual meeting of Members; and

(5)

Recommend individuals to fill vacancies occurring on the Board from time to time.

B.

Corporate Governance – The Committee shall:

(1)

Develop and recommend that the Board approve and adopt a “Code of Ethics” or other set of corporate governance principles;

(2)

Review the Code or principles at least annually to determine whether they are being effectively adhered to and implemented;

(3)

Confirm that the Code or principles are consistent with the applicable requirements of the Principal Exchange and applicable laws, rules and regulations;

(4)

Recommend that the Board approve and adopt such modifications and/or additions to the Code or principles as the Committee deems appropriate; and

(5)

Investigate alleged violations of the Code or principles and, to the extent deemed appropriate following such investigation, make such recommendations to the Board as the Committee deems appropriate with respect thereto.

C.

Member Communications – The Committee shall:

(1)

Formulate and recommend that the Board approve and adopt a policy for Members to send communications to the Board;

(2)

Formulate and recommend that the Board approve and adopt a method by which Members can make their concerns known to the Board’s non-management directors;

(3)

Monitor adherence to any policy and/or method so adopted and approved; and

(4)

Recommend such modifications and/or additions to such policy and method as the Committee deems appropriate.

D.

Director Attendance at In Person Annual Meetings – The Committee shall:

(1)

Formulate and recommend that the Board approve and adopt a policy regarding attendance of directors at any in-person annual meetings of Members;

(2)

Monitor compliance with such policy; and

(3)

Make such recommendations to the Board as the Committee deems appropriate with respect to non-compliance with such policy.

VI.

Charter

The Committee shall review and reassess the adequacy of this Charter annually, and recommend to the Board any additions and/or modifications deemed necessary or appropriate. The Company is a “foreign private issuer” as defined in Rule 405 of the Securities Act of 1933, as amended, and, accordingly, is excused from compliance with certain corporate governance requirements imposed by self-regulatory authorities including the Principal Exchange. Accordingly, in connection with its annual review and reassessment of this Charter, the Committee shall determine whether it is appropriate to modify the Charter to reflect (A) cessation of the Company’s status as a foreign private issuer, (B) changes in rules and regulatory requirements applicable to foreign private issuers and/or (C) voluntary compliance by the Company with requirements not otherwise applicable to foreign private issuers.

V.

Enabling Provision

The Committee shall have the authority to engage (and terminate and/or replace) independent counsel and other consultants and/or advisors, including search firms, as it determines necessary to carry out its duties. The Committee may conduct or authorize investigations into any matters within the scope of its responsibilities and may meet with any employees of the Company or any third parties it deems necessary in connection with such investigations. The Company shall provide for appropriate funding, as determined by the Committee, for the payment of: compensation to counsel and other advisors engaged by the Committee; and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. Approval from the Audit Committee is required prior to any advice or assistance from the Company’s independent auditor.

APPENDIX C

CHINA NATURAL RESOURCES, INC.

CHARTER OF THE COMPENSATION COMMITTEE OF

THE BOARD OF DIRECTORS

(as of November 1, 2007)

I.

Purpose

The Compensation Committee (the “Committee”) of the Board of Directors of China Natural Resources (the “Company”) is established to:

•

Formulate goals and objectives relating to compensation payable to the Company’s Chief Executive Officer (“CEO”) and other executive officers;

•

Evaluate the performance of the CEO and other executive officers in light of these goals and objectives;

•

Recommend to the Board for adoption and approval, compensation to be paid to the CEO and other executive officers;

•

Administer the incentive compensation plans of the Company, including stock-based plans; and

•

Generally support the Board of Directors in carrying out its overall responsibilities relating to executive compensation.

II.

Composition and Process

The Committee shall consist of at least three directors, each of whom shall satisfy the independence requirements of The Nasdaq Stock Exchange or other self-regulatory authority having primary jurisdiction over the Company (the “Principal Exchange”). Committee members shall be appointed by the Board; Committee members may be removed by the Board; and vacancies may be filled by the Board (and shall be filled by the Board to meet the minimum constituency requirement set forth in the preceding sentence). The Board shall designate, and may remove and replace, a Committee Chairperson.

The Committee shall meet at least annually, and more frequently as determined by the Committee. The Committee may delegate authority to one or more Committee members provided that decisions made pursuant to that delegated authority shall be promptly communicated to the entire Committee.

III.

Responsibilities

The Committee shall:

•

Formulate corporate goals and objectives relevant to compensation payable to the CEO and other executive officers;

•

Evaluate the performance of the CEO and other executive officers in light of these goals and objectives;

•

Recommend to the Board for its adoption and approval, compensation payable to the CEO and other executive officers, including (a) annual base salary level, (b) annual incentive opportunity level, (c) long-term incentive opportunity level, (d) employment agreements, severance arrangements, and change in control agreement/provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits;

•

In recommending the long-term incentive component of compensation payable to the CEO and other executive officers, the Committee will consider, among other factors, (a) the Company’s performance and relative member return, (b) the value of similar incentive awards to executive officers at comparable companies, and (c) the awards given to the executive officers in past years;

•

Administer and supervise the Company’s incentive compensation plans, including equity compensation plans;

C-1

•

Recommend to the Board for its adoption and approval, awards to be made under the Company’s incentive compensation plans, including equity compensation plans; and

•

Generally support the Board of Directors in carrying out its overall responsibilities relating to executive compensation.

VI.

Charter

The Committee shall review and reassess the adequacy of this Charter annually, and recommend to the Board any additions and/or modifications deemed necessary or appropriate. The Company is a “foreign private issuer” as defined in Rule 405 of the Securities Act of 1933, as amended, and, accordingly, is excused from compliance with certain corporate governance requirements imposed by self-regulatory authorities including the Principal Exchange. Accordingly, in connection with its annual review and reassessment of this Charter, the Committee shall determine whether it is appropriate to modify the Charter to reflect (a) cessation of the Company’s status as a foreign private issuer, (b) changes in rules and regulatory requirements applicable to foreign private issuers and/or (c) voluntary compliance by the Company with requirements not otherwise applicable to foreign private issuers.

V.

Enabling Provision

The Committee shall have the authority to engage (and terminate and/or replace) independent counsel and other consultants and/or advisors, including search firms, as it determines necessary to carry out its duties. The Committee may conduct or authorize investigations into any matters within the scope of its responsibilities and may meet with any employees of the Company or any third parties it deems necessary in connection with such investigations. The Company shall provide for appropriate funding, as determined by the Committee, for the payment of: compensation to counsel and other advisors engaged by the Committee; and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. Approval from the Audit Committee is required prior to any advice or assistance from the Company’s independent auditor.

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